20549-0409


October 8, 2004


Mr. Andrew M. Sims
President
MHI Hospitality Corporation
814 Capitol Landing Road
Williamsburg, Virginia 23185

Re:	MHI Hospitality Corporation
	Registration Statement on Form S-11, filed on September 9, 2004 File No. 333-118873

Dear Mr. Sims:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to elect to be taxed as a REIT and that your offering may constitute a "blind-pool" offering. If so, please revise to include all applicable Industry Guide 5 disclosure, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief.

2. We note that in connection with the formation transactions, the company will issue partnership units to affiliates and non-affiliates, which units are convertible into shares of the company`s common stock, in exchange for the contribution to MHI of five of your initial hotel properties. Please supplementally provide us with your analysis with respect to the potential for the integration of the offers and sales of limited partnership units convertible into common stock with your public offering of common stock, including a discussion of any relevant staff interpretations.
3. We note that in the formation transactions you will be consolidating the ownership of properties through the issuance of operating partnership units to owners of various property entities. It appears that these transactions may constitute a roll-up transaction that would be subject to Subpart 900 of Regulation S-K. Please provide all the disclosure and other relevant information required by Subpart 900, or provide us with a supplemental analysis of why the formation transactions do not constitute a roll-up transaction.
4. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
5. Please provide us with all written promotional and sales material, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D. of Guide 5.
6. It appears that the number of securities to be issued in the formation transactions has been fixed. Please advise us supplementally how the number of securities to be issued was determined.
7. Supplementally tell us if you have a website, and if so, please revise to include your website address.
8. We note that you rely on industry information in the filing and you reference market data provided by Smith Travel Research. Please provide us with copies of articles and industry reports you rely on and reference in the filing. These materials should be appropriately marked, dated, and refer to the page numbers on which they are cited. Please indicate how these materials support your belief regarding industry trends. Additionally, tell us whether any of the reports were prepared for you or were published generally.

9. We are unable to find disclosure pursuant to Item 25(b) of Form S-
11.  Please advise or revise.
10. Please fill in or provide supplementally all remaining uncompleted information in the next amendment, other than pricing information that you have omitted pursuant to Rule 430A. We may have further comments based on the revised materials.

Prospectus Cover Page
11. We note the inclusion of red herring language on the cover page. Supplementally advise us whether you have circulated or intend to circulate the preliminary prospectus.
12. The cover page should contain only information required by Item 501 or that is key information. Much of the information you have included in paragraph one is not appropriately placed on the cover page, including, for example, that you are succeeding to the lodging assets and operations of your predecessor group. Please revise. See our Plain English Handbook available at www.sec.gov.
13. Please revise to include cover page risk factor disclosure addressing the most significant risks associated with your offering. Please include, for example, cover page risk factor disclosure with respect to:

* Your long-term debt of $25.7 million on a pro forma basis as of June 30, 2004;
* The extent to which officers, directors, and affiliates will control equity interest in the company on a fully diluted basis upon completion of the offering and the substantial benefits to be received by affiliates in connection with the offering.
* Federal income taxes consequences in the event you fail to qualify as a REIT.
* The tax indemnification obligations of MHI Hospitality Corporation.
* The conflicts of interest officers and directors will experience based on their ownership interest in the operating partnership.
* The geographic concentration of your hotels.
* The absence in your organizational documents of limitations on the amount of debt you may incur.
* The fact that you have not obtained independent third party appraisals of the hotels, and that therefore the consideration paid in the formation and structuring transactions may exceed the fair market value of the contributed properties.

Prospectus Summary
14. The Summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the Summary is repeated in the body of the prospectus, particularly within your Business section. Please revise the prospectus to delete repetitive disclosure and to provide a brief overview of only the most salient aspects of the transaction. Please see Item 503(a) of Regulation S-K.

Overview - page 1
15. Please revise to clarify your corporate history, including identifying your predecessor group. When you revise, please indicate the reason you are succeeding to the assets and operations of your predecessor group, and indicate how you will do so.
16. Please revise to include the disclosure required by Item 3(b) of Form S-11 with respect to underwriting compensation and the percentage of securities being offered to affiliates, or advise us why you believe it is appropriate not to do so.
17. Please revise to briefly explain the significance of the terms "upper upscale" and midscale" the first time you use them in your prospectus.
18. Please revise throughout to balance the description of management`s experience with disclosure that your management has no experience operating a public company or a REIT.
19. Please revise to clarify what it means to "leverage the experience" of your management team and MHI Hotels Services.
20. Please revise to indicate why management believes the hotels referenced at the bottom of page one are well-positioned for future growth.
21. Please revise to briefly explain what it means to score in the "upper echelons" as rated by Hilton and Holiday Inn. For example, what scale do these franchisors use? What percentage of franchisees typically score in the upper echelon?

Growth-Oriented Balance Sheet, page 2
22. Please revise to state that there are no limits in your charter or bylaws on your ability to incur debt.

Improved Lodging Cycle - page 2
23. Please revise to indicate why management believes there is a recovery in the lodging industry. When you revise, please also indicate why management believes there is "significant upside potential" in the current U.S. lodging environment.

Summary risk factors - page 3
24. Please revise to clarify that you have included all material risks.
25. To the extent we highlight or request risk factor disclosure on in the Summary risk factors, please make conforming changes in the Risk Factors section.
26. Please revise to include risk factor disclosure related to your lack of operating history.
27. Please revise to include risk factor disclosure related to your long-term debt.
28. Please revise to include risk factor disclosure addressing and quantifying the amount of proceeds you will use to purchase properties and the amount that you will use to repay indebtedness related to such properties.
29. Please revise to include risk factor disclosure related to the absence in your organizational documents of a limitation on the amount of debt you may incur.
30. Please revise to include risk factor disclosure related to your possible use of hedging.
31. Please revise to include risk factor disclosure related to the control that officers, directors, and affiliates will have upon completion of the offering.
32. Please revise the risk at bullet factor four to quantify the extent of your tax indemnification obligations, and to describe the nature of and the term of the obligations you reference.
33. Please describe the risks in the event that you fail to qualify as a REIT.

Our Initial Properties, page 4
34. Please revise to include similar disclosure regarding the leasehold resort.
35. Please revise to include a column disclosing the acquisition cost of each property.

Formation Transactions - page 5
36. With respect to our comments on this section of the prospectus summary, please provide conforming changes to the discussion of your formation transactions in the body of the prospectus.

Conflicts of Interest - page 6
37. Please revise to include disclosure of conflicts that existed in connection with negotiating the consideration for the contribution of interests in the initial hotel properties.

Use of Proceeds, page 12
38. We note that you intend to use $25.1 million to repay debt related to three properties. Please revise to specify the properties and include the information described in Instruction 4 to Item 504 of Regulation S-K. Furthermore, we note that on page 140 you state that an affiliate of BB&T is the lender under a mortgage loan secured by the Holiday Inn Brownstone and that a portion of the proceeds will be used to repay this mortgage loan. Please describe and quantify this use of the offering proceeds. Please similarly revise the disclosure on page 34.

Our Distribution Policy - page 13
39. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions. Also disclose that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders.

Risk Factors - page 16
40. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

* Our returns depend on management of our hotels by MHI Hotels
Services.
* Our TRS lessee structure subjects us to the risk of increased hotel operating expenses.
* Complying with REIT requirements may cause us to forego otherwise attractive opportunities.
* Complying with REIT requirements may force us to liquidate otherwise attractive investments.
41. Please include a separate risk factor to disclose the risk that since the number of op units is fixed the value of the consideration to affiliates may increase if the offering price increases.
42. Please revise to include risk factor disclosure addressing your lack of operating history.
43. Please revise to include risk factor disclosure addressing your geographic concentration.



Conflicts of interest could result in our executive officers and certain of our directors acting other than in our stockholders` best interests - page 16
44. We note that you discuss multiple conflicts under this one heading. Please revise to break out the various conflicts under separate headings or subheadings.

Our executive officers and certain of our directors may experience conflicts of interest in connection with their ownership interests in our operating partnership - page 17
45. Please revise to provide aggregate disclosure with respect to the percentage that affiliates will own in the operating partnership, in addition to the individual disclosure you have provided.

Our tax indemnification obligations, which apply in the event that we sell certain properties, could subject us to liability for substantial payments and limit our operating flexibility and reduce our returns on our investments - page 17
46. Please revise to state, if true, that the tax indemnification agreement was not the result of arm`s length negotiations.
47. Please revise to quantify the extent of the tax indemnification obligations in the forepart of your discussion.

We did not obtain independent appraisals of our initial hotel properties or the leasehold interests in the resort property - page 18
48. Please revise to include the aggregate value of the units you will issue to executive officers and directors in connection with your formation transactions.

We have agreed to provide certain of our contributors opportunities to guaranty liabilities of our operating partnership - page 19
49. Please revise to more fully explain how the contributors are able to defer recognition of gain by guaranteeing liabilities of the operating partnership. Please also state the term of the protected period, i.e., five years or ten years.

Future debt service obligations could adversely affect our overall operating results - page 19
50. Please expand your disclosure to address, if true, that lenders may impose restrictions that could affect your distribution and operating policies, as well as your ability to incur additional debt.



Our net income would be adversely affected if our leases for the resort property are terminated - page 21
51. Please revise to briefly explain under what circumstances the Shell Island leases could be terminated.

Joint venture investments could be adversely affected by our lack of sole decision-making authority - page 21
52. We note your statement that you may in certain circumstances be liable for the actions of your third-party partners or co-venturers. Please expand your disclosure to briefly describe those circumstances under which you would be liable for the actions of your third-party partners or co-venturers.

Our operating results are sensitive to fluctuations in interest rates, and our hedging strategies may not be effective - page 22
53. Please revise to quantify the portion of your debt that is sensitive to fluctuations in interest rates.
54. Please revise to discuss the risks associated with your hedging activities under a separate heading. Please also revise to indicate the extent to which you intend to engage in hedging activities.

Capital Expenditures - page 23
55. Please revise to quantify the annual amounts that lenders may require you to set aside for capital improvements.

Risks related to our Organization and Structure - page 26
56. Please revise to address, as applicable, any tax risk related to your taxable REIT subsidiary, such as the TRS Lessee. For example, would the TRS Lessee be limited in its ability to deduct interest payments made to an affiliated REIT?

Our failure to qualify as a REIT under the federal tax laws will result in adverse tax consequences - page 26
57. Please revise the heading of your risk factor to indicate the nature of the adverse tax consequences to investors should you fail to qualify as a REIT.

Provisions in our charter may limit the ability of a third party to acquire control of our company - page 29
58. Please revise to address whether the board has the ability to waive the share ownership limitations in any instance.
59. Please revise to address whether shareholder approval is required for the future issuance of common or preferred shares. Please similarly address this requirement at "Future offerings of debt securities or preferred stock, which would be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline" on page 32.

The ability of our board of directors to revoke our REIT status - page 30
60. Please revise your risk factor heading to indicate the nature of the adverse consequence to shareholders in the event the board were to revoke the company`s REIT status.

The number of shares available for future sale could cause our share price to decline - page 31
61. Please revise to quantify the number of shares that will be available for resale upon consummation of the offering.

Use of Proceeds - page 34
62. Please revise to briefly describe the "customary closing conditions and contingencies" you reference in the final paragraph.

Capitalization, page 35
63. Please remove cash from the capitalization table which generally depicts equity capitalization.

Dilution - page 37
64. Please consider adding a table which will set forth, on a pro forma basis giving effect to the formation transactions and the offering: (i) the number of units issued to the continuing investors in connection with the formation transactions and the number of shares of common stock to be sold to investors in the offering and related percentages; (ii) the total consideration amounts and related percentages; (iii) and the average price per share paid.
65. Please limit the use of footnotes in this section. For example, please include the information that explains the net tangible book value per share amounts in the narrative section preceding the net tangible book value amounts.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Overview, page 41
66. Identify the specific transactions in which you will apply carryover basis to and provide your basis in GAAP for such treatment, particularly where the interests in hotels are acquired from third parties.

Results of Operations of the MHI Services Group, page 43
67. Revise to provide the disclosures required for non-GAAP measures set forth in Item 10(e) of Regulation S-K as it relates to operating income before depreciation and amortization.
Liquidity and Capital Resources - page 47
68. Please revise to address, as applicable, the impact of the present offering on the company`s long term and short-term liquidity.
69. Please revise to discuss the impact of your use of leverage and its impact on cash flow. In addition, please revise to discuss the impact of the franchise and management fees on cash flow and quantify these fees.

Outstanding Debt, page 48
70. Please revise to quantify the amount of the prepayment penalties.
71. Please clarify if the table represents the contractual obligations of MHI Hotels Services Group.

Tax and Depreciation - page 50
72. Please provide disclosure pursuant to Item 15(g) & (h) of Form S-11 for each property, including estimated taxes on proposed improvements.

Formation Transactions, page 51
73. Disclose the assumption of $35.5 million in debt as part of the transaction to acquire four of the six initial hotel properties.

Financing Strategy - page 56
74. We note that you intend to enter into a $23 million revolving credit facility secured by two mortgages on two of your initial hotel properties. Please revise to describe the material terms of the credit facility, and file the agreement as an exhibit to the filing. Clarify, if true, that this facility will be obtained from an affiliate of BB&T.

Our Initial Properties - page 64
75. We note that you include the names of numerous companies in describing corporate demand. Please note that the prospectus should not highlight the largest, most well known of your customers. Please tell us how you determined that these customers constituted a representative sample. For example, have you designated the companies by the largest in the industry or by the greatest amount of revenues that you derive from such customers? If any of the customers account for 10% or more of your revenue, then they should be disclosed. If none of them are material customers, then they it would be inappropriate to highlight the most easily recognizable of your customers.

Competition - page 67
76. Please discuss your competitive position in the hotel industry and discuss positive and negative factors pertaining to your position.

Shell Island Resort, page 72
77. Please revise to include operating and occupancy information for the leasehold resort.

Environmental Matters - page 73
78. We note your discussion of asbestos in paragraph two and on page
74. If this is a material risk, please revise your risk factors section to include disclosure with respect to it.

Our Principal Agreements - page 75
79. We note that you do not appear to have included disclosure with respect to the material terms of the contribution agreements filed as exhibits to your registration statement. Please revise or advise.
80. Please file all of these principal agreements as exhibits to your registration statement and revise the exhibit index accordingly. We note that the index does not include the management or franchise agreements.
81. For each principal agreement, please revise to state the term of the agreement, quantify the fees based on historical performance and any caps on fees, and describe any amendment provisions.




Our Franchise Agreements - page 81
82. Please advise us, with a view towards disclosure, whether the franchise agreements require you to maintain a reserve fund for capital expenditures.

Management - page 85

Directors and Executive Officers - page 85
83. Please move footnotes 1,2, and 4 so that they appear in the descriptions of business experience.
84. Please indicate any other directorships held by each director or person nominated or chosen to become a director pursuant to Item
401(e)(2) of Regulation S-K

Registration Rights - page 98
85. Please revise to quantify the number of shares subject to registration rights. Also state the number of shares that are subject to lock-up agreements.

Certain Relationships and Related Transactions, page 99
86. Please revise paragraph 1 to quantify the "substantial amount" of ownership interests held by MHI Hotels Services in four of the initial hotel properties.
87. Please revise paragraph 3 and the Formation Transactions section to describe the conditions to acquiring the initial portfolio of properties.
88. Please revise to state that the tax indemnification obligation may equal $46 million, as disclosed on page 10. Please similarly revise the disclosure on page 53.

Other Matters - page 108
89. Please identify your transfer agent in your next filing.

Taxation of Our Company - page 117
90. Please revise your disclosure to indicate that you have received an opinion from Baker & McKenzie, rather than that you will receive such an opinion, since the opinion will have to be issued and filed as an exhibit to the registration statement prior to effectiveness. Note that we may have further comments on the tax disclosure after reviewing the opinion of counsel.



Underwriting - page 138
Directed Share Program
91. We note that you intend to ask the underwriters to reserve a portion of the common stock issued in this offering for a directed share program. Supplementally, describe the mechanics of how and when these shares are offered or sold to investors in the directed share program. Also, provide us with copies of the materials the underwriters intend to use in connection with the directed share program. Revise your prospectus disclosure to more specifically describe who is eligible to participate in the directed share program, such as employees, family members, certain customers. Explain how you will determine the prospective recipients of reserved shares.
92. We note that an affiliate of BB&T Capital Markets is the lender under a mortgage loan secured by the Holiday Inn Brownstone hotel to be acquired in the formation transaction. Please revise, as appropriate, to include risk factor disclosure relating to the affiliate relationship.

Financial Statements

Independent Auditors` Report, pages F-2, F-6, F-22 and F-33
93. The second paragraph of each report includes a reference to auditing standards generally accepted in the United States of America. Please have your auditor revise their report to refer to the "standards of the Public Company Accounting Oversight Board (United States)". Refer to FR-73.

Notes to Financial Statements of MHI Hospitality Corporation, pages
F-4 to F-5
Summary of Significant Accounting Polices, page F-4
94. Please disclose your consolidation policies, including the principles you follow in determining the inclusion or exclusion of operating partnerships, taxable REIT subsidiaries and other entities in your financial statements. We refer you to Rule 3A-03 of Regulation S-X.
95. Please add disclosure within the notes to the financial statements and within Form S-11, as appropriate, to clearly indicate how you will account for the acquisition of the interests of those entities that own the initial hotels. In this regard, it is not evident that the entities contributing the initial four hotels are under common control. Also, based on the ownership structure of the entities contributing the initial four hotels, the basis for accounting for the contribution of the four hotels at historical costs is not clear. Please advise us of the consideration given to SFAS 141 and the identification of one of the existing combining entities as the acquirer based on the available evidence (refer to paragraphs 15 to 19 of SFAS 141). Please supplementally advise us of your accounting and revise your disclosure as appropriate.

Related Party Transactions
96. We note from your discussion on pages 6 through 9 that certain of your executive officers and directors, including Andrew Sims, are currently officers and/or directors of MHI Hotels Services. Add disclosure of your relationship with MHI Hotel Services and consider referencing the strategic alliance and tax indemnification agreements
in addition to the management agreement.   Reference is made to Rule
4-08 (k) of Regulation S-X.

Combined Financial Statements of MHI Hotels Services Group, pages F-7 to F-20
97. Disclose the general nature of the reserves and escrows accounts and restrictions on their use.

Note A - Summary of Significant Accounting Policies, page F-10 Principles of Combination, page F-10
98. MHI Hotels Services, LLC is noted as owning 70.1% of Capitol Hotel Associates LP, LLP whereas on page 7 the ownership interest is disclosed as 25%. Revise as appropriate to resolve the apparent discrepancy.
99. Revise to clarify the basis for the combined financial statements. In this regard, it is not clear how MHI Hotels Services, LLC controls Capitol Hotel Associates LP, LLP with its 25% ownership interest.

Deferred Costs, page F-12
100. Please supplementally advise us and expand your disclosure to clarify the basis for deferring the initial franchise fees paid.
Reference is made to SFAS 45.

MHI Hospitality Corporation

Pro Forma Consolidated Financial Information, pages F-42 to F-51
101. Include an introductory paragraph to the pro forma financial statements briefly describing the transaction, entities involved and the periods presented. See Rule 11-02(b) of Regulation S-X.

Notes to Pro Forma Consolidated Balance Sheets, pages F-44 to F-48
102. Reference is made to the introduction to the notes to the pro forma balance sheets. Expand the disclosure to clarify the total purchase price for the interests acquired. For example only, indicate the total purchase price of the acquisition of the MAVAS interests.
103. Revise Adjustment (a) to explain the adjustments. For example, why is an adjustment being made to cash for a distribution? See Rule 11-02(b)(6) of Regulation S-X.
104. Adjustment (i) indicates that you have capitalized a $2 million payment being made to terminate the management agreements between MHI Hotel Services and five of the initial hotels prior to the signing of new agreements for the management services that MHI Hotel Services will provide to the same hotels. It appears the payment represents a contract termination which would more appropriately be expensed. Please advise us of any pertinent termination provisions in the former management agreements, and support your accounting treatment of capitalizing the payment. Cite relevant accounting literature. Further, disclose why you intend to amortize this payment over a ten year period and support your position as appropriate.
105. Adjustment (i) indicates that you have capitalized the Shell Island leases. Please clarify for us, your accounting treatment and cite relevant accounting literature. Further, please advise why you intend to amortize these leases over a nine year period and support your position as appropriate.
106. Please expand the discussion at Adjustment (b) to reflect the nature of the mark up of the assets and the accounting treatment. Expand to indicate the total purchase price as it relates to the allocation of the purchase price depicted. Also disclose what interests are included in the minority interests, that is, what constitutes the minority interests.
107. Clarify what is meant by "WHAC" reflected in Adjustment (b).
108. Explain the reason and purpose for the adjustments to debt as well as the adjustments to related party accruals. Clarify how these adjustments relate to the transactions reflected in the pro formas.

Pro Forma Consolidated Financial Information, pages F-42 to F-51

Notes to Pro Forma Consolidated Statements of Operations, pages F-51 to F-53
109. Revise to include the presentation of earnings per share as required by SFAS 128.
110. Adjustment B indicates that you have estimated an increase in general and administrative costs will result. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management`s actions were carried out in previous reporting periods, is considered a projection and not an objective of Article 11 of Regulation S-X. All adjustments reflected in the pro forma adjustments column should give effect to events that are directly attributable to each specific transaction and factually supportable. Please revise the pro forma adjustments accordingly.

Exhibits
111. Please file all remaining exhibits at the time of filing the first amendment to your registration statement. Please note that we will need adequate time to review the exhibits once filed, and may have further comment. If you are unable to file the legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Part II

Item 31.  Other Expenses of Issuance and Distribution
112. Please revise to complete this table of expenses. If the amounts of any items are not known, please revise to provide estimates, identified as such. Please see Instruction to Item 511 of Regulation S-K.

Item 33-Recent Sales of Unregistered Securities
113. We note that you have not included Item 701 disclosure with respect to the operating partnership units you will issue in connection with the formation transactions. Please revise to do so, or advise us why you believe it is appropriate not to provide this disclosure.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-824-5347 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul
Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


			Sincerely,


			Peggy Kim
			Senior Counsel



cc:	Thomas J. Egan, Esq.
	Baker & McKenzie LLP
	by facsimile, 202-452-7074













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